

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 28, 2007

Mr. Lewis E. Walde
Chief Financial Officer
Hecla Mining Company
6500 N. Mineral Drive, Suite 200
Coeur d' Alene, Idaho 83815-9408

   Re: Hecla Mining Company
     Form 10-K for Fiscal Year Ended December 31, 2006
     Filed March 16, 2007
     Response Letter Dated August 21, 2007
     File No. 1-08491

Dear Mr. Walde:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            Jill S. Davis
            Branch Chief